Exhibit 99.2

CONSENT OF MSI

Danaos Corporation

c/o Danaos Shipping Co. Ltd, Athens Branch
14 Akti Kondyli

185 45 Piraeus

Greece

November 15, 2019

Ladies and Gentlemen:

Reference is made to the prospectus supplement (the “Prospectus Supplement”) to be filed by Danaos Corporation (the “Company”) with the U.S. Securities and Exchange Commission (the “Commission”), relating to the Form F-3 registration statement filed with the Commission on March 6, 2019 (Reg. No. 333-230106) including the prospectus contained therein (the “Registration Statement”) of the Company. We hereby consent to all references to our name in the Prospectus Supplement and the Registration Statement and to the use of the statistical information supplied by us as set forth in the Registration Statement under the sections entitled “Prospectus Summary” and “The International Container Shipping and Containership Leasing Industry.” We further advise the Company that our role has been limited to the provision of such statistical data supplied by us. With respect to such statistical data, we advise you that:

(1)   we have accurately described the information and data of the container shipping industry, subject to the availability and reliability of the data supporting the statistical and graphical information presented; and

(2)   our methodologies for collecting information and data may differ from those of other sources and does not reflect all or even necessarily a comprehensive set of the actual transactions occurring in the container shipping industry.

We hereby consent to the filing of this letter as an exhibit to a Report on Form 6-K to be filed with the Commission and its incorporation by reference into the Registration Statement filed with the Commission pursuant to the U.S. Securities Act of 1933, as amended, and to the reference to our firm in the section of the Prospectus Supplement and Registration Statement entitled “Experts.”

Yours faithfully,

Maritime Strategies International Ltd.

/s/ Dr. Adam Kent
Dr. Adam Kent
Managing Director